Filed Pursuant to Rule 433

Registration Statement No. 333-125125

Issuer Free Writing Prospectus

Dated January 14, 2008

FOR IMMEDIATE RELEASE

THORNBURG MORTGAGE UPDATES DISCLOSURE MADE IN

PRELIMINARY PROSPECTUS SUPPLEMENTS

SANTA FE, N.M. – January 14, 2008 – On January 9, 2008, Thornburg Mortgage, Inc. (NYSE:TMA) (the “Company”) announced the launch of two concurrent public offerings to raise approximately $200 million in additional long-term capital. One offering is for an additional 4,500,000 shares of the company’s existing 10% Series F Cumulative Convertible Redeemable Preferred Stock and the other offering is for 11,000,000 shares of common stock. On January 9, 2008, the Company filed two preliminary prospectus supplements with the Securities and Exchange Commission (one for the common stock offering and one for the Series F Preferred Stock offering) pursuant to Rule 424(b)(5).

This free writing prospectus is being filed to update certain information contained in the “Recent Developments” section of (i) the preliminary prospectus supplement dated January 9, 2008 for the common stock offering and (ii) the preliminary prospectus supplement dated January 9, 2008 for the Series F Preferred Stock offering. At December 31, 2007, the Company had an estimated uncommitted borrowing capacity of approximately $1.0 billion under its whole loan financing facilities. The Company had previously reported an estimated uncommitted borrowing capacity under these facilities of $1.7 billion. This change in uncommitted borrowing capacity is not due to any reduction in available financing; rather, the number was incorrectly reflected in the Preliminary Prospectus Supplements. The Company does not view this change as significant given the Company’s current whole loan monthly production volume.

The Company has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, as well as the related prospectus supplement relating to the offering of the common stock and the related prospectus supplement relating to the offering of the Series F Preferred Stock for more complete information about the issuer and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. A copy of the prospectus supplements and accompanying prospectuses may be obtained by contacting UBS Investment Bank, 299 Park Avenue, New York, NY 10171 or by calling toll free 1-888-827-7275, or Friedman, Billings, & Ramsey, 1001 Nineteenth Street North, Arlington, VA 22209, or by calling toll free 1-800-846-5050.

Certain matters discussed herein may constitute forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based on current expectations, estimates and projections, and are not guarantees of future performance, events or results. The words “believe,” anticipate,” intend,” “aim,” “expect,” “will,” “strive,” “target,” “project,” “estimate,” “have confidence” and similar words identify forward-looking statements. Actual results and developments could differ materially from those expressed in or contemplated by the forward-looking statements due to a number of factors, including general economic conditions, market prices for mortgage securities, interest rates, the availability of ARM securities and loans for acquisition and other risk factors discussed in the company’s SEC reports, including its most recent annual report on Form 10-K, its most recent quarterly report on Form 10-Q and the prospectuses for these offerings. The Company does not undertake to update, revise or correct any of the forward-looking information.